

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

<u>Via E-Mail</u>
Chris Bauer
Chief Executive Officer
Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

>   Re: **Anchor BanCorp Wisconsin Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2010**
>   **Filed June 29, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed July 7, 2010**
>   **File No. 000-20006**
>   **Form 10-K for the Fiscal Year Ended March 31, 2011**
>   **Filed June 29, 2011**
>   **Form 10-K/A for the Fiscal Year Ended March 31, 2011**
>   **Filed June 30, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed June 29, 2011**
>   **File No. 001-34955**

Dear Mr. Bauer:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Kathryn McHale

                                    Kathryn McHale
                                    Senior Staff Attorney